Petrominerales

0 82-34812

07025888

July 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

dw 8/10

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

PETROMINERALES TESTS OIL FROM SECOND ZONE IN CORCEL-1 EXPLORATION WELL

Bogotá, Colombia – July 26, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**) (TSX: PMG), an 80.7% owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**) (TSX: PBG) (OSLO: PBG), announces that the second test interval in our Corcel-1 exploration well has tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water, from the lower Mirador interval. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using a jet pump configuration that limits the ability to produce the zone at full capability.

We now plan to complete and test the upper Mirador interval commingled with the recently tested lower Mirador interval using the jet pump. Based on log analysis, this upper Mirador zone contains 42 feet of potential oil pay. The results from the entire Mirador section are expected over the next week.

As previously announced, the first zone completed in the Corcel-1 exploration well tested at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three planned test intervals. This Guadalupe interval comprises 40 feet of net pay and was also tested using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized electric submersible pump, the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified five additional Corcel prospects from our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we plan to drill up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END